SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2003	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE (Translation of registrant’s name into English)

Commerce Court Toronto, Ontario Canada M5L 1A2 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

The information contained in this report under “A Note About Forward-Looking Statements” on page 3, “Management’s Discussion and Analysis” on pages 5-13 and “Interim Consolidated Financial Statements”, including the notes thereto on pages 14-24 , is incorporated by reference into Registration Statement on Form F-3 nos. 333-104577.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: May 21, 2003	By: /s/ Robert E. Waite
Name: Robert E. Waite Title: Senior Vice-President

By: /s/ Gregory W. Tsang
Name: Gregory W. Tsang Title: Vice-President

[LOGO] CIBC

REPORT TO SHAREHOLDERS FOR THE SECOND QUARTER, 2003

www.cibc.com

Chairman’s Message

May 21, 2003

Dear Shareholder:

Second Quarter Results

CIBC announced net income for the second quarter ended April 30, 2003 of $320 million, or $0.76 per share, diluted, compared with $445 million, or $1.11 per share, diluted, for the previous quarter and net income of $227 million, or $0.51 per share, diluted, for the same period a year ago. The second quarter included a write-down of $128 million (pre-tax) ($81 million after-tax, or $0.22 per share diluted) relating to the Air Canada contract (see page 6). Net income for the six months ended April 30, 2003 was $765 million, compared with $560 million for the same period in 2002.

•	Return on equity was 11.9%.
•	Loan loss provisions were $248 million in the second quarter, down from $339 million in the prior quarter. Based on anticipated future trends, the total loan loss provision for 2003 is expected to be lower than that for 2002.
•	Total allowance for credit losses exceeded gross impaired loans by $329 million.
•	Tier 1 capital ratio was 9.3% and total capital ratio was 11.7%.

CIBC is continuing its focus on delivering stable growth in core businesses and on strong balance sheet and risk management. CIBC made steady progress during the quarter, improving credit quality and strengthening the balance sheet, despite general market and geopolitical uncertainty. CIBC also continued to shift its business mix in favour of Retail and Wealth and intensified its emphasis on cost control across all operations.

Each of CIBC’s business lines made progress during the quarter. CIBC Retail Markets’ performance continued to benefit from investments made to improve customers’ sales and service experience. Initiatives are ongoing to improve efficiency and reduce costs. Several new credit and mortgage products were introduced, and mortgage and personal loan balances again recorded quarter-over-quarter growth.

CIBC’s Canadian electronic banking business, President’s Choice Financial, a co-venture with Loblaw Companies Limited, also continued to grow at a steady pace. In the U.S., the wind-down of the electronic banking operations is drawing to a close, further reducing the expense impact on CIBC during the quarter.

Subsequent to the quarter-end, the Court, acting in the Air Canada Companies’ Creditors Arrangement Act proceedings, approved an agreement between CIBC and Air Canada to replace their existing contract with a new contract. This new contract allows CIBC Aerogold VISA customers to continue to receive the benefits of Aerogold without interruption, and recognizes the value that this franchise brings to both CIBC and Air Canada. Additional details in respect of these transactions can be found on page 6 of this report.

CIBC Wealth Management’s businesses delivered solid performances despite continuing low trading levels. During the quarter, the investment advisory capability of the branch-based sales force was further enhanced as the number of financial advisors licensed to advise on and sell third-party as well as CIBC investment products grew to over 1,000. CIBC Wealth Management’s focused, advice-based approach, coupled with recognized product strength provides a strong foundation from which to grow when market conditions improve.

Transition work around the sale of the Oppenheimer private client and asset management businesses in the U.S. continued, and is expected to be completed by the end of the third quarter.

CIBC World Markets delivered good results, led by the strength of the Canadian franchise. Given the ongoing challenges within the capital markets, particularly in the U.S., the focus continues to be on capital reduction, cost containment, and deepening client relationships. The market for merchant banking divestitures continues to be weak; as a result, write-downs again exceeded gains on sale. CIBC continues to manage down its exposure in this business.

2003 Second Quarter Highlights

CIBC Retail Markets

•	Continuing market strength in mortgages: CIBC continued to consolidate its position in residential

CIBC Second Quarter 2003

mortgages, growing market share to 14.6% during the quarter.
•	Growth in President’s Choice Financial customers and funds managed: President’s Choice Financial (PCF) continued to grow with a 5% increase in both customers and funds managed. As of April 30, 2003, PCF had 1.2 million customers and $7.9 billion in funds managed. Results continue to improve, driven by increasing growth in assets under administration, a focus on cost control, improving spreads and customer growth. PCF expects to achieve profitability during the fourth quarter of this year.
•	Commitment to growth in Small Businesses: CIBC introduced several new credit products for small businesses, including two mortgage products, the CIBC Commercial Choice Mortgage and the CIBC Self-Employed Recognition Mortgage, as well as on-the-spot credit decisions for most applications for loans and/or lines of credit up to $100,000, making it easier for entrepreneurs to get mortgage and credit financing.
•	Continued success in personal banking: Personal banking continued to drive improvement in revenues through the introduction of new sales and service technology tools, the completion of more than 50,000 e-learning courses by employees in the first half of 2003, substantial improvements in customer problem resolution, and improved sales leads to branch employees.
•	Advances in customer service: CIBC’s active online customer base grew by 38% from the second quarter of 2002, and a reengineered credit administration process will free up to 135,000 hours of branch employee time per year to spend with customer sales and service.

CIBC Wealth Management

•	TAL Global recognized for leading hedge fund: The 2002 performance of the CIBC TAL PIF Currency hedge fund, managed by TAL Global Asset Management, was recognized by Portfolio International magazine in its February 2003 issue; the fund was ranked #10 out of close to 8,000 hedge funds in the world.
•	Enhancing product offer: Building on the success of last year’s launch of the 3-Year CIBC Escalating Rate GIC, CIBC expanded its family of Escalating Rate GICs to include a new 5-year term product.
•	Industry leader in managed programs: CIBC Personal Portfolio Services is now the largest managed program in Canada, according to the latest data compiled by Investor Economics, a Canadian financial services research and consulting firm.
•	Strength in fee-based programs: Fee-based investment management programs continued to have positive net sales in the quarter with close to $500 million in combined total net sales recorded by CIBC Personal Portfolio Services, our discretionary investment management product, CIBC Managed Portfolio Service, our All-In-One Fund solution and Investment Consulting Service, our separately managed wrap program.
•	Gaining market share in mutual funds: The CIBC families of mutual funds, which include the CIBC, Renaissance and Talvest mutual funds, continue to increase market share.

CIBC World Markets

•	New business: CIBC World Markets participated in a number of significant transactions during the quarter, including:
•	Acting as financial advisor and co-lead underwriter for Canadian Oil Sands Trust by underwriting public and private equity financing; leading a senior debt financing; providing a senior subordinated bridge facility; and facilitating a senior bridge credit loan. Total value of the transactions was $3.1 billion.
•	Acting as lead manager on a $1.2 billion equity new issue for Bombardier Inc., a global manufacturer of business / regional aircraft, rail transportation equipment and motorized recreational vehicles.
•	Acting as sole lead arranger in raising US$440 million for International Transmission Company, a southeastern Michigan and Detroit-based electric transmission company.
•	Continued strength in research: CIBC World Markets’ Equities Research again scored high marks in an industry survey of the Canadian buy side investment community. On measures of market share, CIBC World Markets ranked 2nd for research and sales, up from 5th last year, and 2nd for trading franchise, also up from 5th last year. On measures of service, CIBC World Markets tied for 1st in overall sales quality; 3rd in overall research quality and 2nd for overall trading quality.

Balance Sheet Strength

Underpinning all of CIBC’s activities is an ongoing focus on balance sheet and risk management. Gross impaired loans fell in the quarter to $2.07 billion, compared with $2.30 billion at January 31, 2003, and total risk-weighted assets again declined, dropping to $123 billion from $125 billion at January 31, 2003. Capital ratios continue to be managed within target ranges; the Tier 1 capital ratio, the most important measure of capital strength, is approaching the upper end of the target band. Market risk has also been reduced quarter-over-quarter. The loan portfolio is continuously managed through loan sales, credit derivatives and securitization. During the quarter, business and government loans and acceptances were reduced by a further $1.7 billion or 4%, for a total of $4.0 billion or 8% for the year.

2	CIBC Second Quarter 2003

Outlook

Economic and market conditions around the world remain uncertain. The U.S. economy remains weak, and while consumer confidence on both sides of the border has improved somewhat, it is still fragile. CIBC’s year-to-date performance reflects an emphasis on expanding a strong retail franchise, while carefully managing overall costs and risk. We are fully committed to maintaining this focus, with a goal of achieving stable, solid growth in our core businesses and building sustained value for our stakeholders.

John S. Hunkin Chairman and Chief Executive Officer, CIBC

A NOTE ABOUT FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2003 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates including pending developments in Canadian laws regulating financial institutions and US regulatory changes affecting foreign companies listed on a US exchange; political conditions and developments; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuation; currency value fluctuation; general economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has operations; the impact of the events of September 11, 2001; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this report.

CIBC Second Quarter 2003	3

SECOND QUARTER FINANCIAL HIGHLIGHTS
		As at or for the three months ended				As at or for the six months ended
		2003 Apr. 30	2003 Jan. 31	2002 Apr. 30(1)		2003 Apr. 30	2002 Apr. 30(1)
	Unaudited

	COMMON SHARE INFORMATION
Per share	- basic earnings	$ 0.76	$ 1.12	$ 0.51		$ 1.88	$ 1.34
	- diluted earnings	0.76	1.11	0.51		1.87	1.32
	- dividends	0.41	0.41	0.41		0.82	0.78
	- book value	26.77	26.43	26.45		26.77	26.45
Share price	- high	49.45	45.75	57.70		49.45	57.70
	- low	41.05	39.50	49.45		39.50	49.45
	- closing	47.80	43.55	54.70		47.80	54.70
	Shares outstanding (thousands)
	- average basic	359,506	359,131	360,817		359,316	362,123
	- average diluted	361,430	360,406	364,320		360,909	365,702
	- end of period	359,813	359,246	358,843		359,813	358,843
	Market capitalization ($ millions)	$ 17,199	$ 15,645	$ 19,629		$ 17,199	$ 19,629

	VALUE MEASURES
	Price to earnings multiple (12 month trailing)	25.3	26.6	17.9		25.3	17.9
	Dividend yield (based on closing share price)	3.5%	3.7%	3.0%		3.5%	2.9%
	Dividend payout ratio	53.9%	36.7%	79.2%		43.7%	57.9%
	Market value to book value ratio	1.79	1.65	2.07		1.79	2.07

	FINANCIAL RESULTS ($ millions)
	Total revenue	$ 2,734	$ 3,079	$ 2,969		$ 5,813	$ 6,016
	Total revenue (TEB)(2)	2,765	3,107	2,990		5,872	6,068
	Provision for credit lossses	248	339	390		587	930
	Non-interest expenses	2,045	2,093	2,313		4,138	4,474
	Net income	320	445	227		765	560

	FINANCIAL MEASURES
	Efficiency ratio	74.8%	68.0%	77.9%		71.2%	74.4%
	Efficiency ratio (TEB)(2)	73.9%	67.4%	77.3%		70.5%	73.7%
	Return on common equity	11.9%	16.8%	8.0%		14.4%	10.2%
	Retail / wholesale ratio(3)	58%/42%	55%/45%	51%/49%		58%/42%	51%/49%
	Net interest margin	1.97%	1.91%	1.86%		1.94%	1.93%
	Net interest margin (TEB)(2)	2.01%	1.95%	1.89%		1.98%	1.97%
	Net interest margin on average interest-earning assets(4)	2.37%	2.28%	2.18%		2.32%	2.27%
	Net interest margin on average interest-earning assets (TEB) (2)(4)	2.42%	2.32%	2.21%		2.37%	2.31%
	Return on average assets	0.46%	0.61%	0.32%		0.54%	0.39%
	Return on average interest-earning assets(4)	0.56%	0.72%	0.38%		0.64%	0.46%
	Regular workforce headcount	37,897	38,546	44,837	(5)	37,897	44,837	(5)

BALANCE SHEET AND OFF-BALANCE SHEET INFORMATION ($ millions)
	Cash resources and securities	$ 79,349	$ 81,541	$ 93,821		$ 79,349	$ 93,821
	Loans and acceptances	159,609	160,873	164,228		159,609	164,228
	Total assets	279,837	283,054	291,187		279,837	291,187
	Deposits	192,986	198,282	203,910		192,986	203,910
	Common shareholders’ equity	9,632	9,496	9,491		9,632	9,491
	Average assets	284,432	289,676	289,533		287,097	288,378
	Average interest-earning assets(4)	236,411	243,704	248,020		240,119	245,678
	Average common shareholders’ equity	9,386	9,451	9,601		9,419	9,627
	Assets under administration	697,000	693,500	730,300		697,000	730,300

	BALANCE SHEET QUALITY MEASURES
	Common equity to risk-weighted assets	7.8%	7.6%	7.3%		7.8%	7.3%
	Risk-weighted assets ($ billions)	$ 123.2	$ 124.9	$ 130.3		$ 123.2	$ 130.3
	Tier 1 capital ratio	9.3%	9.0%	8.9%		9.3%	8.9%
	Total capital ratio	11.7%	11.9%	12.0%		11.7%	12.0%
	Net impaired loans after general allowance(6) ($ millions)	$ (329)	$ (85)	$ (322)		$ (329)	$ (322)
	Net impaired loans to net loans and acceptances	(0.21)%	(0.05)%	(0.20)%		(0.21)%	(0.20)%

(1)	Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870 in 2002.
(2)	Management reviews net interest income included in total revenue and certain other financial measures on a taxable equivalent basis (TEB), as explained in the Performance measurement section of this report. The TEB adjustments are set out in the first table in the Consolidated Overview section of this report.
(3)	Retail includes CIBC Retail Markets, CIBC Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio is determined by the amount of capital attributed to the businesses.
(4)	During the first quarter of 2003, average interest-earning assets were redefined to include only interest-bearing deposits with banks, securities and loans. Prior period information has been restated.
(5)	Restated to conform with the presentation used in the fourth quarter of 2002.
(6)	The general allowance was $1,250 million as at April 30, 2003, January 31, 2003 and April 30, 2002.

4	CIBC Second Quarter 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED OVERVIEW

Results

CIBC’s net income was $320 million for the quarter, up $93 million from the second quarter of 2002 and down $125 million from the prior quarter. Net income for the six months ended April 30, 2003 was $765 million, up $205 million from the same period in 2002.

Earnings per share (EPS), diluted, and return on equity (ROE) were $0.76 and 11.9%, respectively, for the quarter, compared with $0.51 and 8.0% for the second quarter of 2002 and $1.11 and 16.8% for the prior quarter. EPS, diluted, and ROE for the six months ended April 30, 2003 were $1.87 and 14.4%, respectively, compared with $1.32 and 10.2% for the same period in 2002.

	For the three months ended			For the six months ended

$ millions	2003 Apr. 30	2003 Jan. 31	2002 Apr. 30	2003 Apr. 30	2002 Apr. 30

Net interest
income (TEB)(1)	$ 1,395	$ 1,426	$ 1,336	$ 2,821	$2,811
TEB adjustment	31	28	21	59	52

Net interest income	1,364	1,398	1,315	2,762	2,759
Non-interest income	1,370	1,681	1,654	3,051	3,257

Total revenue	2,734	3,079	2,969	5,813	6,016
Provision for credit losses	248	339	390	587	930
Non-interest expenses	2,045	2,093	2,313	4,138	4,474

Income before taxes and non-controlling interests	441	647	266	1,088	612

Income taxes and non-controlling interests	121	202	39	323	52

Net income	$ 320	$ 445	$ 227	$ 765	$ 560

(1)	Management reviews net interest income on a taxable equivalent basis (TEB), as explained in the Performance measurement section.

The following table contains items that are included in net income and, in management’s opinion, are unusual in nature.

Unusual items (after-tax)
	For the three months ended			For the six months ended

$ millions	2003 Apr. 30	2003 Jan. 31	2002 Apr. 30	2003 Apr. 30	2002 Apr. 30

Write-down relating to Air Canada contract	$ (81)	$ -	$ -	$ (81)	$ -
Gain on the Oppenheimer sale	-	28	-	28	-
Business interruption insurance recovery	-	11	-	11	-
Merrill Lynch integration costs	(5)	(6)	(41)	(11)	(72)

	$ (86)	$ 33	$ (41)	$ (53)	$ (72)

Revenue

Net interest income

Net interest income was up $49 million from the second quarter of 2002 due to volume growth in loans and residential mortgages, and volume growth and improved spreads in cards and President’s Choice Financial. These increases were partially offset by lower West Indies revenue as a result of the change to equity accounting, following the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC (the West Indies combination) in October 2002, and decreases in trading revenue. Net interest income was down $34 million from the prior quarter, primarily due to lower trading revenue and the impact of three less days in the quarter, partially offset by higher cards revenue due to improved spreads.

Net interest income for the six months ended April 30, 2003 was comparable to the same period last year. Increases in loans, residential mortgages, cards and President’s Choice Financial were offset by lower West Indies revenue due to the West Indies combination and lower trading revenue.

Non-interest income

Non-interest income was down $284 million from the second quarter of 2002, primarily due to loss of the ongoing revenue resulting from sale of the Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale) in January 2003 and lower merchant banking net revenue, partially offset by higher trading revenue. Non-interest income was down $311 million from the prior quarter, mainly due to the Oppenheimer sale and higher merchant banking write-downs.

Non-interest income for the six months ended April 30, 2003 was down $206 million from the same period in 2002 due to the net impact of the Oppenheimer sale and lower merchant banking net revenue, partially offset by revenue from acquired businesses and higher revenue in investment banking and credit products.

Non-interest expenses

CIBC’s non-interest expenses were down $268 million from the second quarter of 2002, primarily due to the combined effect of the Oppenheimer sale, the West Indies combination, a significant reduction in Merrill Lynch integration costs, the winding down of the U.S. electronic banking operations, and significantly lower compensation, including revenue-related compensation. These decreases were partially offset by a $128 million pre-tax write-down of a deferred asset relating to the Air Canada contract (as discussed in the Air Canada contract section) and higher technology costs. Non-interest expenses were down

CIBC Second Quarter 2003	5

$48 million from the prior quarter, primarily due to the Oppenheimer sale and lower revenue-related compensation, partially offset by the write-down relating to Air Canada.

Non-interest expenses for the six months ended April 30, 2003 were down $336 million from the same period in 2002 due to the reasons stated above.

Taxes

CIBC’s income tax expense was up $90 million from the second quarter of 2002, primarily due to higher earnings and a larger proportion of income from higher taxed operations in Canada and the U.S. Income tax expense was down $78 million from the prior quarter due to lower earnings.

Income tax expense for the six months ended April 30, 2003 was up $277 million from the same period in 2002 due to the reasons noted above.

CIBC’s effective tax rate was 27.7% for the quarter compared with 12.0% for the second quarter of 2002 and 30.9% for the prior quarter. CIBC’s effective tax rate for the six months ended April 30, 2003 was 29.6% compared with 7.4% for the same period in 2002.

CIBC has not provided for a valuation allowance related to future income tax assets, which were $1.93 billion at the quarter-end. Management is required to assess whether it is more likely than not that future income tax assets will be realized prior to their expiration and determine if a valuation allowance is required on any future income tax assets. Factors used to assess the likelihood of realization are CIBC’s forecast of future net income before taxes, available tax planning strategies, the remaining expiration period of loss carryforwards and the nature of the income that can be used to realize the asset. Although realization is not assured, management believes that, based on all available evidence, it is more likely than not that all of the future tax assets will be realized. For more detail, refer to page 23 of the 2002 Annual Report.

Air Canada contract

In 1999, CIBC made a payment of $200 million plus applicable taxes to Air Canada to extend the contract and thereby continue to obtain certain exclusive rights to purchase Aeroplan miles at a preset price per mile for the period 2002 to 2009. The upfront payment was deferred and amortized over the life of the contract.

During the quarter, subsequent to Air Canada filing for protection under the Companies’ Creditors Arrangement Act (CCAA) on April 1, 2003, CIBC and Air Canada reached an agreement to replace the existing contract with a new contract, subject to Court approval in the CCAA proceedings and the fulfillment by Air Canada of certain conditions. On May 1, 2003, the Court adjourned a motion to approve the new CIBC agreement and financing, and instructed the Court appointed monitor to conduct a bidding process while maintaining the confidentiality of the CIBC proposal. Following this process, on May 14, 2003, the Court approved CIBC’s new agreement with certain amendments. Under the terms of the new agreement, CIBC’s Aeroplan relationship is extended to 2013 and CIBC is required to pay an extra 24 percent for each Aeroplan mile purchased. In addition, CIBC and Air Canada agreed that exclusivity be relaxed to permit a card provider, which has been approved by CIBC, to participate in Aeroplan subject to restrictions approved by CIBC. Further, CIBC, as an unsecured creditor under the CCAA proceedings, is entitled to a contractual termination payment of approximately $209 million in relation to the payment made in 1999. As a result, CIBC recorded a $128 million pre-tax ($81 million after-tax) charge, included in other non-interest expenses, in the quarter to write-down the deferred asset relating to the original contract net of management’s expected recovery on the contractual termination payment. The future financial impact of the higher cost per Aeroplan mile together with the absence of the amortization of the original deferred asset is expected to be less than 10 cents per share per annum.

In conjunction with the new contract, CIBC will also provide Air Canada with a secured credit facility of $350 million. The principal shall be repaid through the purchase of Aeroplan miles and shall be repaid in full no later than October 1, 2004. This loan will appear as an asset on CIBC’s balance sheet and be reduced as CIBC acquires Aeroplan miles.

Restructuring

In the fourth quarter of 2002, CIBC recorded a restructuring charge of $366 million relating to closing the U.S. electronic banking operations and an additional $142 million relating to restructuring initiatives in other businesses. Significant actions taken during the first six months of 2003 include settlement of contracts with the major U.S. electronic banking alliances, staff reductions in certain businesses, winding down the bizSmart operations, commenced reconfiguration of the branch network and rationalization of business support functions. Approximately 350 positions were eliminated in the quarter and approximately 1,550 positions eliminated year-to-date. These initiatives in total are expected to result in the elimination of approximately 2,700 positions. For details, refer to Note 7 to the interim consolidated financial statements.

Critical accounting policies

A summary of significant accounting policies is presented in Note 1 to the 2002 consolidated financial statements. There were no changes in accounting policies or their methods of application in the first six months of 2003. Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC.

These critical accounting policies require management to make certain judgments and estimates, some of which

6	CIBC Second Quarter 2003

may relate to matters that are uncertain. Changes in these judgments and estimates could have a material impact on CIBC’s financial results and financial condition. Management has established control procedures that are intended to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled, and occur in an appropriate and systematic manner.

Critical accounting policies that require management’s judgments and estimates include those relating to valuation of financial instruments, allowance for credit losses, securitizations, valuation of goodwill and other intangible assets, pension and other post-retirement benefits and income taxes (including future income tax assets). For a description of the judgments and estimates involved in the application of these policies, refer to pages 21 to 23 of the 2002 Annual Report.

Performance measurement

CIBC uses a number of financial measures to assess its performance. Some measures are calculated in accordance with generally accepted accounting principles (GAAP), such as net income and ROE. Other measures are non-GAAP measures, such as operating earnings, net interest income on a taxable equivalent basis (TEB), economic profit and economic capital. These measures do not have a standardized meaning under GAAP and may not be comparable to similar measures used by other companies.

Operating earnings consist of net income excluding items that, in management’s opinion, are either unusual in nature or relate to substantial strategic investments. Management believes this measure enables users of CIBC’s financial information to do a more meaningful analysis of business trends. Examples of excluded items are the impact of gains (losses) on sales of non-strategic assets and restructuring costs. For the reported periods, these items are listed in the Unusual items table included in the business line reviews.

Management reviews net interest income adjusted to reflect tax-exempt income on an equivalent before-tax basis. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio, net interest margin and net interest margin on average interest-earning assets on a taxable equivalent basis. Management believes these measures permit uniform measurement, which enables users of CIBC’s financial information to make comparisons more readily.

Economic capital is the basis upon which CIBC attributes its consolidated legal capital to the business lines for the purpose of calculating economic profit. Economic capital is comprised of credit, market, operational and strategic risk capital. From time to time, CIBC’s economic capital model is enhanced as part of the risk measurement process. These changes are made prospectively. Management uses economic profit to measure the return generated by each business in excess of CIBC’s cost of equity, which enables users of this financial information to identify relative contributions to shareholder value. For a more detailed discussion of how CIBC measures and reports performance, refer to page 29 of the 2002 Annual Report.

BUSINESS LINE REVIEW

During the prior quarter, CIBC realigned its management structure into three business lines, CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. CIBC included the Amicus operations in Canada with CIBC Retail Markets-other, and in view of the decision to close the U.S. electronic banking operations, these operations are reported under Corporate and Other.

During the prior quarter, CIBC also realigned the following businesses:

•	In an effort to better align customer segment revenue with their risk adjusted financial performance, all revenue, expenses (including loan losses) and balance sheet resources from the lending products business within CIBC Retail Markets are allocated to customer segments included in the three business lines. Previously, lending products was a separately disclosed business.
•	Within CIBC Retail Markets:
-	Non-urban small business, previously in small business, is included in personal banking.
-	Insurance and West Indies, previously separately disclosed businesses, are included in other.
-	Student loans, previously within lending products, is included in other.
•	Within CIBC Wealth Management:
-	Private client investment was renamed retail brokerage, and global private banking and trust was renamed private wealth management.
-	TAL Private, previously in wealth products, is included in private wealth management.
-	Discount brokerage, previously in wealth products, is included in retail brokerage.

Segmented financial information for periods prior to the first quarter of 2003 was reclassified to reflect these changes.

CIBC’s Manufacturer/Customer Segment/Distributor Management Model is used to measure and report the results of operations of the three business lines. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue and expenses relating to certain activities, such as the payments and lending products businesses, included in CIBC Retail Markets, are fully allocated to other business lines.

CIBC’s business lines are supported by four functional groups - Treasury, Balance Sheet and Risk Management; Administration; Technology and Operations; and Corporate Development. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being

CIBC Second Quarter 2003	7

allocated to the business lines. Corporate and Other also includes the U.S. electronic banking operations, Juniper Financial Corp. (previously included in CIBC World Markets until October 31, 2002), CIBC Mellon, debentures related to the Oppenheimer sale, and other revenue, expense and balance sheet items not directly attributable to the business lines.

CIBC Retail & Wealth

CIBC Retail & Wealth is the focus of CIBC’s overall strategy of concentrating resources and increasing capital to the retail operations. It is comprised of the CIBC Retail Markets and CIBC Wealth Management business lines.

The following table sets out net income for CIBC Retail & Wealth.

While CIBC manages its commercial banking operations within CIBC World Markets, some financial institutions include commercial banking with their retail operations. The following table also sets out the effect of including CIBC’s commercial banking operations under CIBC Retail & Wealth.

	For the three months ended			For the six months ended

$ millions	2003 Apr. 30	2003 Jan. 31	2002 Apr. 30	2003 Apr. 30	2002 Apr. 30

Net income
CIBC Retail Markets	$ 159	$ 253	$ 218	$ 412	$ 453
CIBC Wealth Management	69	121	37	190	101

	228	374	255	602	554
Commercial banking	16	34	32	50	32

	$ 244	$ 408	$ 287	$ 652	$ 586

CIBC Retail & Wealth - CIBC Retail Markets

CIBC Retail Markets provides financial services and products to personal and small business customers in Canada. These services are offered through the branch network, telephone banking, internet banking and ABMs, as well as the co-branded retail electronic banking business, President’s Choice Financial (Loblaw Companies Limited).

Ongoing Objectives	Q2 Performance

Achieve ROE of 35% - 40%.	ROE was 25.0% for the quarter and 31.6% year-to-date.

Achieve operating earnings(1) growth of 10% per year.	Operating earnings year-to-date were up 9% from the same period last year.

Improve customer loyalty.	The most recent internal customer loyalty survey showed the 12-month average unchanged at 65%.

(1)	Operating earnings consist of net income excluding items listed in the Unusual items table, as explained in the Performance measurement section.

Results

	For the three months ended			For the six months ended

$ millions	2003 Apr. 30	2003 Jan. 31	2002 Apr. 30	2003 Apr. 30	2002 Apr. 30

Revenue (TEB)(1)
Personal banking	$ 455	$ 456	$ 409	$ 911	$ 813
Small business banking	132	138	125	270	254
Cards	324	313	302	637	609
Mortgages	156	158	134	314	298
Other	136	139	184	275	394

Total revenue (TEB)(1)	1,203	1,204	1,154	2,407	2,368
TEB adjustment	-	-	-	-	3

Total revenue	1,203	1,204	1,154	2,407	2,365
Provision for credit losses	135	138	102	273	243
Non-interest expenses	859	708	737	1,567	1,459

Income before taxes and non-controlling interests	209	358	315	567	663
Income taxes and non-controlling interests	50	105	97	155	210

Net income	$ 159	$ 253	$ 218	$ 412	$ 453

Efficiency ratio	71.4%	58.8%	63.9%	65.1%	61.7%
ROE	25.0%	37.6%	34.2%	31.6%	36.5%
Economic profit(2)	$ 81	$ 169	$ 147	$ 250	$ 316

(1)	Management reviews net interest income included in total revenue on a taxable equivalent basis (TEB), as explained in the Performance measurement section.
(2)	As explained in the Performance measurement section, the adjustment to net income for cost of equity for the quarter was $78 million (January 31, 2003: $84 million; April 30, 2002: $71 million), and for the six months ended April 30, 2003 was $162 million (April 30, 2002: $137 million).

Net income was down $59 million from the second quarter of 2002 and down $94 million from the prior quarter. Net income for the six months ended April 30, 2003 was down $41 million from the same period in 2002.

The following table contains an item that is included in net income and, in management’s opinion, is unusual in nature.

Unusual items (after-tax)
	For the three months ended			For the six months ended

$ millions	2003 Apr. 30	2003 Jan. 31	2002 Apr. 30	2003 Apr. 30	2002 Apr. 30

Write-down relating to Air Canada contract	$ (81)	$ -	$ -	$ (81)	$ -

For a discussion of the impact of the Air Canada contract, refer to the Consolidated Overview section.

Revenue

Revenue was up $49 million from the second quarter of 2002, primarily due to deposit and loan volume growth and improved spreads in personal banking, deposit and loan volume growth in small business banking, strong volume growth and improved spreads in cards, as well as residential mortgage volume growth. President’s Choice Financial also contributed higher revenue as a result of improved spreads and volume growth. These increases were partially offset by a $55 million decline in revenue from West Indies due to the change to equity accounting resulting from the West Indies combination on

8	CIBC Second Quarter 2003

October 11, 2002 and lower treasury revenue allocations. Revenue was comparable to the prior quarter, as higher cards revenue resulting from improved spreads was offset by the effect of three fewer days in the quarter.

Revenue for the six months ended April 30, 2003 was up $42 million from the same period in 2002 due to loan and deposit volume growth in personal banking and small business banking, volume growth in cards and mortgages, as well as improved spreads and volume growth in President’s Choice Financial. These increases were partially offset by a $118 million decline in revenue from West Indies due to the change to equity accounting noted above, lower treasury revenue allocations and lower prepayment penalties in mortgages.

Provision for credit losses

Provision for credit losses for the quarter was up $33 million from the second quarter of 2002, largely due to volume increases. Provision for credit losses was comparable to the prior quarter, despite volume growth, as the prior quarter was higher due to seasonal increases.

Provision for credit losses for the six months ended April 30, 2003 was up $30 million from the same period in 2002 due to volume increases.

Non-interest expenses

Non-interest expenses were up $122 million from the second quarter of 2002 due to the $128 million pre-tax write-down of a deferred asset relating to the Air Canada contract and higher technology costs. The increase was partially offset by a $42 million reduction in expenses resulting from the West Indies combination, and lower project spending. Non-interest expenses were up $151 million from the prior quarter, primarily due to the write-down relating to Air Canada, as well as higher advertising and technology costs.

Non-interest expenses for the six months ended April 30, 2003 were up $108 million from the same period in 2002 due to the write-down relating to Air Canada and higher technology costs, partially offset by an $82 million decrease in West Indies costs and lower project spending.

The regular workforce headcount totalled 17,925 at the end of the quarter, down 2,105 from the second quarter of 2002, mainly due to the exclusion of the West Indies workforce, realignment of staff to corporate infrastructure support and staff reduction programs. The regular workforce headcount was down 109 from the prior quarter.

CIBC Retail & Wealth - CIBC Wealth Management

CIBC Wealth Management provides relationship-based advisory sales, service and product solutions to the full spectrum of wealth building clients, primarily in Canada. The business delivers a wide selection of investment products and services - full-service brokerage, discount brokerage, asset management, private banking, trust services, and a broad selection of investment and credit services through its branch-based sales force.

Ongoing Objectives	Q2 Performance

Achieve operating earnings(1) growth of 10% per year.	Year-to-date operating earnings were comparable to the same period last year.

Increase mutual fund assets by 5% for the year.	Mutual fund assets decreased 0.4% year-to-date.

Increase total CIBC Wealth Management non-institutional assets under administration by 4% for the year.	Excluding businesses sold during the year, non-institutional assets under administration decreased 1.8% year-to-date.

(1)	Operating earnings consist of net income excluding items listed in the Unusual items table, as explained in the Performance measurement section.

Results

	For the three months ended			For the six months ended

$ millions	2003 Apr. 30	2003 Jan. 31	2002 Apr. 30	2003 Apr. 30	2002 Apr. 30

Revenue
Imperial Service	$ 173	$ 182	$ 176	$ 355	$ 353
Retail brokerage	245	367	393	612	710
Private wealth management	35	37	38	72	81
Wealth products	124	136	132	260	253
Other	(3)	16	26	13	67

Total revenue	574	738	765	1,312	1,464
Provision for credit losses	4	3	3	7	6
Non-interest expenses	471	546	714	1,017	1,318

Income before taxes	99	189	48	288	140
Income taxes	30	68	11	98	39

Net income	$ 69	$ 121	$ 37	$ 190	$ 101

Efficiency ratio	82.2%	73.9%	93.4%	77.5%	90.1%
ROE	21.2%	36.8%	23.4%	29.3%	33.0%
Economic profit(1)	$ 30	$ 80	$ 20	$ 110	$ 68

(1)	As explained in the Performance measurement section, the adjustment to net income for cost of equity for the quarter was $39 million (January 31, 2003: $41 million; April 30, 2002: $17 million), and for the six months ended April 30, 2003 was $80 million (April 30, 2002: $33 million).

Net income was up $32 million from the second quarter of 2002 and down $52 million from the prior quarter. Net income for the six months ended April 30, 2003 was up $89 million from the same period in 2002.

CIBC Second Quarter 2003	9

The following table contains items that are included in net income and, in management’s opinion, are unusual in nature.

Unusual items (after-tax)
	For the three months ended			For the six months ended

$ millions	2003 Apr. 30	2003 Jan. 31	2002 Apr. 30	2003 Apr. 30	2002 Apr. 30

Gain on the Oppenheimer sale	$ -	$ 28	$ -	$ 28	$ -
Merrill Lynch integration costs	(5)	(6)	(41)	(11)	(72)

	$ (5)	$ 22	$ (41)	$ 17	$ (72)

Revenue

Revenue was down $191 million from the second quarter of 2002, primarily due to the loss of ongoing revenue from the Oppenheimer sale in early January 2003. As well, treasury revenue allocations were lower and weaker market conditions reduced retail trading revenue and fees earned on market-valued assets. These declines were partially offset by increased GIC revenue resulting from improved spreads. Revenue was down $164 million from the prior quarter, mainly due to the $129 million net impact of the Oppenheimer sale, including a $52 million pre-tax gain. In addition, treasury revenue allocations and Imperial Service revenue were lower in the quarter.

Items relating to the disposition and acquisition of certain businesses accounted for $58 million of the decrease in revenue for the six months ended April 30, 2003 from the same period in 2002, as follows:

•	loss of ongoing revenue resulting from the Oppenheimer sale, offset by:
•	a pre-tax gain of $52 million on the Oppenheimer sale;
•	an additional two months’ revenue related to the Merrill Lynch retail brokerage business acquired on December 28, 2001; and
•	an additional three months’ revenue related to the Merrill Lynch asset management business acquired on January 31, 2002.

In addition, treasury revenue allocations declined and continued weakness in market conditions resulted in lower retail trading and fee-based revenue. These decreases were partially offset by increased GIC revenue due to higher spreads.

Non-interest expenses

Non-interest expenses were down $243 million from the second quarter of 2002, primarily due to lower ongoing expense resulting from the Oppenheimer sale and lower Merrill Lynch integration costs. In addition, revenue-related compensation was lower. Non-interest expenses were down $75 million from the prior quarter, due to $88 million lower ongoing expense resulting from the Oppenheimer sale. This decrease was partially offset by increased technology and operations expenses.

Items relating to the disposition and acquisition of certain businesses accounted for $232 million of the decrease in non-interest expenses for the six months ended April 30, 2003 from the same period in 2002, as follows:
•	lower ongoing operating expense resulting from the Oppenheimer sale;
•	lower Merrill Lynch integration costs, partially offset by:
•	an additional two months’ expense related to the acquisition of the Merrill Lynch retail brokerage business; and
•	an additional three months’ expense related to the acquisition of the Merrill Lynch asset management business.

In addition, non-interest expenses declined due to lower revenue-related compensation and cost containment activities.

The regular workforce headcount totalled 6,912 at the end of the quarter, down 2,499 from the second quarter of 2002, due to the Oppenheimer sale, integration and cost containment activities, and a realignment of staff to corporate infrastructure support. The regular workforce headcount was down 244 from the prior quarter, primarily due to the Oppenheimer sale and cost containment activities.

10	CIBC Second Quarter 2003

CIBC World Markets

CIBC World Markets is a full-service investment bank, active throughout Canada and the U.S., with niche capabilities in the U.K. and Asia.

Ongoing Objectives	Q2 Performance

Generate annual net income of $400 - $600 million.	Net income of $115 million for the quarter and $244 million year-to-date.

Achieve ROE of 15% - 20%.	ROE of 11.2% for the quarter and year-to-date.

Results

	For the three months ended			For the six months ended

$ millions	2003 Apr. 30	2003 Jan. 31	2002 Apr. 30	2003 Apr. 30	2002 Apr. 30

Revenue (TEB)(1)
Capital markets	$ 391	$ 420	$ 307	$ 811	$ 745
Investment banking and
credit products	390	495	354	885	687
Merchant banking	(67)	5	220	(62)	523
Commercial banking	108	123	110	231	223
Other	27	6	(8)	33	(19)

Total revenue (TEB)(1)	849	1,049	983	1,898	2,159
TEB adjustment	31	28	21	59	49

Total revenue	818	1,021	962	1,839	2,110
Provision for credit losses	106	192	283	298	676
Non-interest expenses	567	657	699	1,224	1,359

Income (loss) before taxes and
non-controlling interests	145	172	(20)	317	75
Income taxes and
non-controlling interests	30	43	(77)	73	(124)

Net income	$ 115	$ 129	$ 57	$ 244	$ 199

Efficiency ratio	69.3%	64.4%	72.7%	66.6%	64.4%
Efficiency ratio (TEB)(1)	66.8%	62.7%	71.2%	64.5%	63.0%
ROE	11.2%	11.2%	4.4%	11.2%	8.9%
Economic profit (loss)(2)	$ -	$ -	$ (51)	$ -	$ (19)

(1)	Management reviews net interest income included in total revenue and the efficiency ratio on a taxable equivalent basis (TEB), as explained in the Performance measurement section.
(2)	As explained in the Performance measurement section, the adjustment to net income for cost of equity for the quarter was $115 million (January 31, 2003: $129 million; April 30, 2002: $108 million), and for the six months ended April 30, 2003 was $244 million (April 30, 2002: $218 million).

Net income was up $58 million from the second quarter of 2002 and down $14 million from the prior quarter. Net income for the six months ended April 30, 2003 was up $45 million from the same period in 2002.

The following table contains an item that is included in net income and, in management’s opinion, is unusual in nature.

Unusual items (after-tax)
	For the three months ended			For the six months ended

$ millions	2003 Apr. 30	2003 Jan. 31	2002 Apr. 30	2003 Apr. 30	2002 Apr. 30

Business interruption
insurance recovery	$ -	$ 11	$ -	$ 11	$ -

Revenue

Revenue for the quarter was down $144 million from the second quarter of 2002, primarily due to lower merchant banking net revenue, as the prior year period benefited from gains related to Global Crossing Ltd. Revenue was down $203 million from the prior quarter, mainly due to higher merchant banking write-downs, as well as lower M&A and high-yield activity in the U.S.

Revenue for the six months ended April 30, 2003 was down $271 million from the same period in 2002, primarily due to lower merchant banking net revenue, partially offset by increased revenue in investment banking and credit products.

Provision for credit losses

Provision for credit losses for the quarter was down $177 million from the second quarter of 2002, which included write-downs related to Teleglobe Inc. Provision for credit losses was down $86 million from the prior quarter, as the prior quarter included higher write-downs outside Canada.

Provision for credit losses for the six months ended April 30, 2003 was down $378 million from the same period in 2002, which included write-downs related to Enron Corporation, Global Crossing Ltd. and Teleglobe Inc.

Non-interest expenses

Non-interest expenses were down $132 million from the second quarter of 2002, due to lower revenue-related compensation, reduced severance costs and savings related to ongoing staff reduction programs, primarily in the U.S. Non-interest expenses were down $90 million from the prior quarter, mainly due to lower revenue-related compensation.

Non-interest expenses for the six months ended April 30, 2003 were down $135 million from the same period in 2002, due to lower revenue-related compensation, reduced severance costs and savings related to staff reduction programs.

The regular workforce headcount was 2,447 at the end of the quarter, down 721 from the second quarter of 2002 and down 94 from the prior quarter, primarily due to the staff reduction programs noted above.

Taxes

Income tax expense for the quarter was up from the second quarter of 2002 and comparable to the prior quarter. Income tax expense for the six months ended April 30, 2003 was up from the same period in 2002, primarily due to higher earnings and a larger proportion of income from higher taxed operations in Canada and the U.S.

CIBC Second Quarter 2003	11

Corporate and Other

Corporate and Other comprises the four functional groups - Treasury, Balance Sheet and Risk Management; Administration; Technology & Operations; and Corporate Development - as well as the U.S. electronic banking operations (being wound down), Juniper Financial Corp., CIBC Mellon, and other revenue, expense and balance sheet items not directly attributable to the business lines. Activities of the functional groups on behalf of CIBC as a whole are included in Corporate and Other.

Results

	For the three months ended			For the six months ended

$ millions	2003 Apr. 30	2003 Jan. 31	2002 Apr. 30	2003 Apr. 30	2002 Apr. 30

Total revenue	$ 139	$ 116	$ 88	$ 255	$ 77
Provision for credit losses	3	6	2	9	5
Non-interest expenses	148	182	163	330	338

Loss before taxes and
non-controlling interests	(12)	(72)	(77)	(84)	(266)
Income taxes and
non-controlling interests	11	(14)	8	(3)	(73)

Net loss	$ (23)	$ (58)	$ (85)	$ (81)	$ (193)

Net loss was down $62 million from the second quarter of 2002, primarily due to lower losses related to the U.S. electronic banking operations as a result of winding down these operations. Net loss was down $35 million from the prior quarter due to the reduced impact related to the stock appreciation rights component of stock-based compensation as a result of economic hedges, and due to lower losses related to the U.S. electronic banking operations.

Net loss for the six months ended April 30, 2003 was down $112 million from the same period in 2002 due to the write-down of a preferred share investment in the first quarter of 2002 and lower losses related to the U.S. electronic banking operations in the first six months of 2003.

MANAGEMENT OF RISK AND BALANCE SHEET RESOURCES

CIBC’s approach to management of risk and balance sheet resources (including capital) has not changed significantly from that described on pages 55 to 68 of the 2002 Annual Report.

Management of credit risk

Gross impaired loans were $2.07 billion at the end of the quarter, down from $2.28 billion as at October 31, 2002. The largest increase in gross impaired loans, as compared with October 31, 2002, was within the business services sector, with the largest decrease occurring within the telecommunications and cable sector. Gross impaired loans increased $64 million in Canada, decreased $213 million in the United States and decreased $53 million in other countries during the six months ended April 30, 2003.

Provision for credit losses for the quarter was $248 million, down from $390 million in the second quarter of 2002 and down from $339 million in the prior quarter. Provision for credit losses for the six months ended April 30, 2003 was $587 million, down from $930 million from the same period last year. The quarterly business and government provision for credit losses was $113 million of which 79% is related to the business services, retail and transportation sectors. Credit card losses represented 62% of the $135 million in the consumer provision for credit losses for the quarter and 67% of the year-to-date consumer provision for credit losses of $270 million. Year-to-date business and government provision for credit losses was $317 million with telecommunications and cable, business services and utilities accounting for 55% of this amount.

CIBC’s total allowance for credit losses, which includes specific and general allowances, was $2.40 billion as at the end of the quarter, up $114 million from October 31, 2002. The increase in the total allowance is attributable to changes in the specific allowance.

Allowance for credit losses exceeded gross impaired loans by $329 million at quarter-end, compared with $13 million as at October 31, 2002.

Management of market risk

The following table shows the quarter-end and average RMU (Value-at-Risk) by risk-type for CIBC’s combined trading activities for the quarter, for the second quarter of 2002, and for the six months ended April 30, 2003 and for the same period in 2002. Compared with the second quarter of 2002, total risk declined, with reductions concentrated in interest rate and equity risks. Daily trading revenue was positive for 87% of the days in the quarter, and trading losses did not exceed RMU for any day during the quarter.

12	CIBC Second Quarter 2003

RMU BY RISK TYPE - TRADING PORTFOLIO

	For the three months ended April 30, 2003		For the three months ended April 30, 2002		2003 YTD Average	2002 YTD Average
$ millions	Q2 End	Average	Q2 End	Average

Interest rate risk	4.5	4.3	7.9	11.8	4.6	11.1
Credit spread risk	4.2	4.8	4.9	5.2	5.4	5.6
Equity risk	5.4	6.1	7.9	7.7	7.0	8.4
Foreign exchange risk	0.3	0.5	1.2	1.1	0.4	1.0
Commodity risk	1.3	1.3	1.1	0.8	1.4	0.8
Diversification effect(1)	(7.5)	(7.2)	(12.6)	(13.2)	(7.5)	(13.3)

Total risk	8.2	9.8	10.4	13.4	11.3	13.6

(1)	RMUs are less than the sum of the RMUs of the different market risk types due to risk offsets resulting from portfolio diversification.

Management of liquidity risk

CIBC mitigates liquidity risk exposure through the maintenance of segregated term funded pools of higher quality liquid assets. These liquid assets may be sold or pledged as secured borrowings to provide a ready source of cash. Balance sheet liquid assets as at April 30, 2003 included cash of $1.1 billion, securities of $57.1 billion and deposits with banks of $7.2 billion. CIBC also had $17.1 billion of securities borrowed or purchased under resale agreements at the quarter-end. In the course of CIBC’s regular business activities, certain assets are pledged as part of collateral management, including repurchase agreements and security lending. Pledged asset requirements at the quarter-end totalled $35.9 billion.

A broad base of retail and wholesale funding sources, diversified by customer, currency, type and geographical location, is used to meet consolidated liquidity needs. At the quarter-end, Canadian dollar deposits from individuals totalled $63.2 billion.

Management of operational risk

In December 2001, July 2002 and February 2003, the Risk Management Group of the Basel Committee on Banking Supervision (Basel) issued papers on Sound Practices for the Management and Supervision of Operational Risk. During the quarter, CIBC continued with the implementation of its enhanced operational risk measurement methodology.

Management of balance sheet resources

CIBC continued to reallocate balance sheet resources (including capital) to businesses with strong earnings, high strategic importance and long-term growth potential. Credit cards continued to grow, resulting in an increase of its balance sheet usage by 10% from October 31, 2002. Similarly, balance sheet usage by residential mortgages increased by 3% from October 31, 2002.

CIBC continued to liberate resources from lower return businesses. Resources utilized by the non-core wholesale loan portfolio have been reduced by approximately 15% since October 31, 2002 through a combination of loan sales and maturities.

Overall, CIBC’s balance sheet increased by $6.5 billion to $279.8 billion, from October 31, 2002. Increases were largely driven by trading securities ($9.2 billion), derivative instruments market valuation ($2.3 billion), residential mortgages ($1.9 billion), securities borrowed or purchased under resale agreements ($1.0 billion), and personal and credit card loans ($0.8 billion). These increases were partially offset by reductions in investment securities ($3.5 billion), business and government loans ($3.0 billion), acceptances ($1.0 billion), and interest bearing deposits with banks ($1.4 billion).

The net unrealized excess of market value over book value of CIBC’s investment portfolio totalled $847 million at the quarter-end. The unrealized gains of $303 million in corporate equity related mainly to investments held in the merchant banking portfolio.

Management of capital resources

Regulatory capital is determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI). As at April 30, 2003, CIBC’s Tier 1 and total capital were $11.4 billion and $14.4 billion, respectively, compared with $11.0 billion and $14.3 billion at October 31, 2002. The Tier 1 and total capital ratios were 9.3% and 11.7%, respectively, compared with 8.7% and 11.3% at October 31, 2002.

On January 29, 2003, CIBC issued $250 million of 5.75% non-cumulative Class A Preferred Shares Series 26. The proceeds of Series 26 and a portion of the proceeds of Series 25 (issued in April 2002), while structurally qualifying as Tier 1 capital, are being temporarily reported as Tier 2 capital because CIBC’s total Tier 1 qualifying preferred shares exceed the limit of 25% of net Tier 1 capital prescribed by the regulator. On January 20, 2003, CIBC issued $250 million aggregate principal amount of 4.75% subordinated indebtedness due January 21, 2013. The proceeds of this issue were added to CIBC’s Tier 2 capital.

On March 4, 2003, CIBC redeemed its Variable Floating Rate Debentures due March 4, 2008, for their principal amount of $50 million.

Subsequent to the quarter-end, on May 19, 2003, CIBC World Markets plc in London, U.K., a wholly-owned subsidiary of CIBC, redeemed its Floating Rate Subordinated Notes Series A (US$125 million) and Series B (US$125 million) due May 19, 2008.

CIBC Second Quarter 2003	13

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF INCOME
		For the three months ended			For the six months ended

Unaudited, $ millions		2003 Apr. 30	2003 Jan. 31	2002 Apr. 30(1)	2003 Apr. 30	2002 Apr. 30(1)

Interest income
Loans		$2,099	$2,169	$1,976	$4,268	$4,171
Securities		588	630	644	1,218	1,379
Deposits with banks		32	40	53	72	118

		2,719	2,839	2,673	5,558	5,668

Interest expense
Deposits and other liabilities		1,303	1,390	1,304	2,693	2,796
Subordinated indebtedness		52	51	54	103	113

		1,355	1,441	1,358	2,796	2,909

Net interest income		1,364	1,398	1,315	2,762	2,759
Provision for credit losses		248	339	390	587	930

		1,116	1,059	925	2,175	1,829

Non-interest income
Fees for services
Underwriting and advisory		196	239	266	435	501
Deposit and payment		170	173	157	343	313
Credit		107	102	104	209	207
Card		80	92	72	172	155
Investment management and custodial		79	103	122	182	242
Mutual funds		126	136	159	262	272
Insurance		53	40	40	93	70

		811	885	920	1,696	1,760
Commissions on securities transactions		194	266	332	460	621
Trading activities		178	194	25	372	212
Investment securities (losses) gains, net		(74)	24	212	(50)	322
Income from securitized assets		58	50	54	108	99
Foreign exchange other than trading		64	57	56	121	99
Other		139	205	55	344	144

		1,370	1,681	1,654	3,051	3,257

		2,486	2,740	2,579	5,226	5,086

Non-interest expenses
Employee compensation and benefits		1,071	1,251	1,401	2,322	2,756
Occupancy costs		149	142	178	291	344
Computer and office equipment		291	279	243	570	458
Communications		100	109	110	209	208
Advertising and business development		58	46	82	104	141
Professional fees		60	55	74	115	137
Business and capital taxes		31	29	29	60	59
Other		285	182	196	467	371

		2,045	2,093	2,313	4,138	4,474

Income before income taxes and non-controlling interests		441	647	266	1,088	612
Income taxes		122	200	32	322	45

		319	447	234	766	567
Non-controlling interests in net (loss) income of subsidiaries		(1)	2	7	1	7

Net income		$ 320	$ 445	$ 227	$ 765	$ 560

Earnings per share (in dollars) (Note 9)	- Basic	$ 0.76	$ 1.12	$ 0.51	$ 1.88	$ 1.34
	- Diluted	$ 0.76	$ 1.11	$ 0.51	$ 1.87	$ 1.32
Dividends per common share (in dollars)		$ 0.41	$ 0.41	$ 0.41	$ 0.82	$ 0.78

(1)	Certain comparative figures have been restated resulting from the adoption of the Canadian Institute of Chartered Accountants’ (CICA) Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments” in 2002.

The accompanying notes are an integral part of the interim consolidated financial statements.

14	CIBC Second Quarter 2003

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED BALANCE SHEETS
Unaudited, $ millions, as at	2003 Apr. 30	2002 Oct. 31

ASSETS

Cash resources
Cash and non-interest bearing deposits with banks	$ 1,494	$ 1,300
Interest-bearing deposits with banks	6,799	8,212

	8,293	9,512

Securities
Securities held for investment	17,120	20,583
Securities held for trading	53,818	44,628
Loan substitute securities	118	81

	71,056	65,292

Loans
Residential mortgages	68,545	66,612
Personal and credit card loans	31,609	30,784
Business and government loans	38,949	41,961
Securities borrowed or purchased under resale agreements	17,067	16,020
Allowance for credit losses	(2,402)	(2,288)

	153,768	153,089

Other
Derivative instruments market valuation	26,993	24,717
Customers’ liability under acceptances	5,841	6,848
Land, buildings and equipment	2,039	2,247
Goodwill	1,067	1,078
Other intangible assets	265	297
Other assets	10,515	10,213

	46,720	45,400

	$ 279,837	$ 273,293

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits
Individuals	$ 67,874	$ 67,975
Businesses and governments	110,541	117,986
Banks	14,571	10,669

	192,986	196,630

Other
Derivative instruments market valuation	26,436	24,794
Acceptances	5,871	6,878
Obligations related to securities sold short	10,717	8,436
Obligations related to securities lent or sold under repurchase agreements	14,438	9,615
Other liabilities	12,763	10,980

	70,225	60,703

Subordinated indebtedness (Note 5)	3,698	3,627

Shareholders’ equity
Preferred shares (Note 6)	3,296	3,088
Common shares (Note 6)	2,862	2,842
Contributed surplus	41	26
Retained earnings	6,729	6,377

	12,928	12,333

	$ 279,837	$ 273,293

The accompanying notes are an integral part of the interim consolidated financial statements.

CIBC Second Quarter 2003	15

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
	For the three months ended			For the six months ended

Unaudited, $ millions	2003 Apr. 30	2003 Jan. 31	2002 Apr. 30(1)	2003 Apr. 30	2002 Apr. 30(1)

Preferred shares
Balance at beginning of period	$ 3,326	$ 3,088	$ 2,698	$ 3,088	$ 2,299
Issue of preferred shares	-	250	400	250	800
Translation adjustment on foreign currency preferred shares	(30)	(12)	(6)	(42)	(7)

Balance at end of period	$ 3,296	$ 3,326	$ 3,092	$ 3,296	$ 3,092

Common shares
Balance at beginning of period	$ 2,842	$ 2,842	$ 2,836	$ 2,842	$ 2,827
Issue of common shares	20	-	24	20	40
Purchase of common shares for cancellation	-	-	(37)	-	(44)

Balance at end of period	$ 2,862	$ 2,842	$ 2,823	$ 2,862	$ 2,823

Contributed surplus
Balance at beginning of period	$ 33	$ 26	$ 6	$ 26	$ -
Stock option expense	8	7	9	15	15

Balance at end of period	$ 41	$ 33	$ 15	$ 41	$ 15

Retained earnings
Balance at beginning of period, as previously reported	$ 6,621	$ 6,377	$ 6,911	$ 6,377	$ 6,774
Adjustment for change in accounting policy	-	-	(60)	-	(42)

Balance at beginning of period, as restated	6,621	6,377	6,851	6,377	6,732
Net income	320	445	227	765	560
Dividends
Preferred	(47)	(44)	(40)	(91)	(72)
Common	(148)	(147)	(148)	(295)	(283)
Premium on purchase of common shares	-	-	(223)	-	(269)
Foreign currency translation adjustment, net of income taxes(2)	(14)	(5)	(11)	(19)	(3)
Other	(3)	(5)	(3)	(8)	(12)

Balance at end of period	$ 6,729	$ 6,621	$ 6,653	$ 6,729	$ 6,653

(1)	Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870 in 2002.
(2)	The cumulative balance in the foreign currency translation account is $23 million (January 31, 2003: $37 million; April 30, 2002: $37 million).

The accompanying notes are an integral part of the interim consolidated financial statements.

16	CIBC Second Quarter 2003

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the three months ended			For the six months ended

Unaudited, $ millions	2003 Apr. 30	2003 Jan. 31	2002 Apr. 30(1)	2003 Apr. 30	2002 Apr. 30(1)

Cash flows provided by (used in) operating activities
Net income	$ 320	$ 445	$ 227	$ 765	$ 560
Adjustments to determine net cash flows:
Provision for credit losses	248	339	390	587	930
Amortization of buildings, furniture, equipment and leasehold improvements	71	70	85	141	165
Amortization of intangible assets	4	4	8	8	17
Stock-based compensation	28	28	8	56	40
Future income taxes	(17)	11	(111)	(6)	(358)
Investment securities losses (gains), net	74	(24)	(212)	50	(322)
Gains on divestitures	-	(48)	-	(48)	-
Write-down relating to Air Canada contract	128	-	-	128	-
Changes in operating assets and liabilities
Accrued interest receivable	(66)	350	(152)	284	111
Accrued interest payable	(77)	(87)	(64)	(164)	3
Net change in securities held for trading	(3,362)	(5,828)	1,407	(9,190)	(1,898)
Current income taxes	70	94	130	164	231
Restructuring payments	(50)	(229)	(29)	(279)	(80)
Insurance proceeds received	-	20	-	20	51
Other, net	1,594	(1,077)	643	517	(116)

	(1,035)	(5,932)	2,330	(6,967)	(666)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	(5,296)	1,652	1,439	(3,644)	9,558
Obligations related to securities sold short	(1,221)	3,502	1,809	2,281	3,822
Net obligations related to securities lent or sold under repurchase agreements	1,843	2,980	(888)	4,823	(4,658)
Issue of subordinated indebtedness	-	250	-	250	-
Repurchase/redemption of subordinated indebtedness	(58)	(3)	(132)	(61)	(132)
Issue of preferred shares	-	250	400	250	800
Issue of common shares	20	-	24	20	40
Purchase of common shares for cancellation	-	-	(260)	-	(313)
Dividends	(195)	(191)	(188)	(386)	(355)
Other, net	(472)	248	(230)	(224)	430

	(5,379)	8,688	1,974	3,309	9,192

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	1,001	412	(2,913)	1,413	(2,455)
Loans, net of repayments	(1,189)	(989)	(3,201)	(2,178)	(4,899)
Proceeds from securitizations	885	1,074	642	1,959	642
Purchase of securities held for investment	(3,676)	(5,819)	(11,193)	(9,495)	(19,119)
Proceeds on sale of securities held for investment	8,300	4,840	6,959	13,140	16,201
Net securities borrowed or purchased under resale agreements	1,181	(2,228)	5,622	(1,047)	1,836
Net cash paid for acquisitions	-	-	29	-	(626)
Net proceeds from divestitures	-	181	-	181	-
Purchase of land, buildings and equipment	(6)	(120)	(112)	(126)	(242)

	6,496	(2,649)	(4,167)	3,847	(8,662)

Effect of exchange rate changes on cash and cash equivalents	(46)	(15)	(6)	(61)	(7)

Net increase (decrease) in cash and cash equivalents during period	36	92	131	128	(143)
Cash and cash equivalents at beginning of period	1,050	958	1,213	958	1,487

Cash and cash equivalents at end of period	$ 1,086	$ 1,050	$ 1,344	$ 1,086	$ 1,344

Represented by:
Cash and non-interest-bearing deposits with banks	$ 1,494	$ 1,361	$ 1,612	$ 1,494	$ 1,612
Cheques and other items in transit, net	(408)	(311)	(268)	(408)	(268)

Cash and cash equivalents at end of period	$ 1,086	$ 1,050	$ 1,344	$ 1,086	$ 1,344

Cash interest paid	$ 1,432	$ 1,528	$ 1,421	$ 2,960	$ 2,906
Cash income taxes paid	$ 70	$ 95	$ 94	$ 165	$ 272

(1)	Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870 in 2002.

The accompanying notes are an integral part of the interim consolidated financial statements.

CIBC Second Quarter 2003	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Accounting policies

The interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions, Canada (OSFI).

These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2002. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002, as set out on pages 74 to 118 of the 2002 Annual Report. Additional disclosures have been made in the quarter as required by the CICA Accounting Guideline (AcG) 14, “Disclosure of Guarantees” as described in Note 10.

2. Dispositions

A.	During the first quarter of 2003, CIBC signed an agreement with Fahnestock Viner Holdings Inc. (Fahnestock) to sell its Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale) for $354 million. Total consideration consists of cash of $26 million, debentures of $245 million and a promissory note of $83 million. CIBC may acquire, under certain circumstances, upon exchange of the debentures, non-voting shares of Fahnestock representing an interest of approximately 35%.

Concurrent with entering into the sale with Fahnestock, CIBC initiated a restructuring plan to exit the support activities of its Oppenheimer private client and asset management businesses. The restructuring plan includes staff reductions, premises reconfiguration and termination of contracts and it is expected to be completed by the end of 2003.

The sale was substantially completed in early January 2003, and 619 financial consultants joined Fahnestock. CIBC recognized a net pre-tax gain of $52 million in other non-interest income in the first quarter of 2003. The net gain reflects disposition of net assets of $131 million, write-down of assets of $23 million, pension curtailment loss and other costs of $22 million, restructuring charges of $89 million and deferred transition service revenue of $37 million. The restructuring charges included $40 million in employee termination benefits and $49 million in contract termination costs.

As part of the transaction, certain client assets related to the asset management business will be transferred to Fahnestock at a later date subject to regulatory approval. The transfer is expected to be completed by the end of the third quarter of 2003.

In addition, CIBC entered into a transition service agreement with Fahnestock to provide certain support services through the conversion period that is expected to be completed no later than the end of May 2003. Deferred transition service revenue of $37 million is being recognized into income over the period the transition services are provided.

B.	On October 11, 2002, CIBC and Barclays Bank PLC completed the combination of their Caribbean retail, corporate and international banking operations, which was named FirstCaribbean International Bank LimitedTM (FirstCaribbean). During the first quarter of 2003, the rights issue available to the public shareholders of FirstCaribbean closed. There was no material impact to CIBC’s equity interest.

C.	On September 17, 2002, CIBC signed an agreement with Hewlett-Packard (Canada) Co. (HP) to sell CIBC’s 51% interest in INTRIA-HP Corporation (IHP), a technology outsourcing company, and other related assets. The transaction closed on November 1, 2002, and the impact of the sale was not significant. In addition, CIBC entered into a seven-year outsourcing agreement with HP to provide CIBC with comprehensive information technology services valued at approximately $2 billion, beginning on November 1, 2002.

3. Securitization

During the quarter, CIBC securitized $638 million (Q1 2003: $653 million) of government-guaranteed residential mortgage loans through the creation of mortgage-backed securities, and subsequently sold $546 million (Q1 2003: $702 million), including those securities and unsold mortgage-backed securities previously created. CIBC received net cash proceeds of $544 million (Q1 2003: $700 million) and retained the rights to future excess interest on the residential mortgages valued at $15 million (Q1 2003: $21 million). A pre-tax gain on sale, net of transaction costs, of $6 million (Q1 2003: $10 million) was recognized as income from securitized assets in the interim consolidated statements of income. CIBC retained responsibility for servicing the mortgages and recognizes revenue for servicing as these services are provided. The key assumptions used to value the sold and retained interests include a pre-payment rate of 12% and discount rates of 4.2% to 4.8% (Q1 2003: 4.2% to 5.5%). There are no expected credit losses as the mortgages are government guaranteed.

During the quarter, CIBC sold $341 million (Q1 2003: $374 million) credit card receivables through securitization transactions in U.S. The impact of the transaction was not significant. CIBC retained the servicing responsibilities for

18	CIBC Second Quarter 2003

the securitized credit card receivables and recognizes revenue for servicing as these services are provided.

4. Air Canada contract

In 1999, CIBC made a payment of $200 million plus applicable taxes to Air Canada to extend the contract and thereby continue to obtain certain exclusive rights to purchase Aeroplan miles at a preset price per mile for the period 2002 to 2009. The upfront payment was deferred and amortized over the life of the contract.

During the quarter, subsequent to Air Canada filing for protection under the Companies’ Creditors Arrangement Act (CCAA) on April 1, 2003, CIBC and Air Canada reached an agreement to replace the existing contract with a new contract, subject to Court approval in the CCAA proceedings and the fulfillment by Air Canada of certain conditions. On May 1, 2003, the Court adjourned a motion to approve the new CIBC agreement and financing, and instructed the Court appointed monitor to conduct a bidding process while maintaining the confidentiality of the CIBC proposal. Following this process, on May 14, 2003, the Court approved CIBC’s new agreement with certain amendments. Under the terms of the new agreement, CIBC’s Aeroplan relationship is extended to 2013 and CIBC is required to pay an extra 24 percent for each Aeroplan mile purchased. In addition, CIBC and Air Canada agreed that exclusivity be relaxed to permit a card provider, which has been approved by CIBC, to participate in Aeroplan subject to restrictions approved by CIBC. Further, CIBC, as an unsecured creditor under the CCAA proceedings, is entitled to a contractual termination payment of approximately $209 million in relation to the payment made in 1999. As a result, CIBC recorded a $128 million pre-tax charge, included in other non-interest expenses, in the quarter to write-down the deferred asset relating to the original contract, net of management’s expected recovery on the contractual termination payment.

In conjunction with the new contract, CIBC will also provide Air Canada with a secured credit facility of $350 million. The principal shall be repaid through the purchase of Aeroplan miles and shall be repaid in full no later than October 1, 2004. This loan will appear as an asset on CIBC’s balance sheet and be reduced as CIBC acquires Aeroplan miles.

5. Subordinated indebtedness

On March 4, 2003, CIBC redeemed its Variable Floating Rate Debentures due March 4, 2008 for their principal amount of $50 million. On January 20, 2003, CIBC issued $250 million aggregate principal amount of 4.75% subordinated indebtedness due January 21, 2013.

Subsequent to the quarter-end, on May 19, 2003, CIBC World Markets plc in London, U.K., a wholly-owned subsidiary of CIBC, redeemed its Floating Rate Subordinated Notes Series A (US$125 million) and Series B (US$125 million) due May 19, 2008.

6. Share capital

On January 29, 2003, CIBC issued 10 million 5.75% non-cumulative Class A Preferred Shares Series 26, at a price of $25.00 per share, representing an aggregate principal amount of $250 million.

OUTSTANDING SHARES
As at	Apr. 30, 2003	Oct. 31, 2002

Class A Preferred Shares(1)
Fixed-rate shares entitled to non-cumulative dividends
Series 14	8,000,000	8,000,000
Series 15	12,000,000	12,000,000
Series 16	5,500,000	5,500,000
Series 17	6,500,000	6,500,000
Series 18	12,000,000	12,000,000
Series 19	8,000,000	8,000,000
Series 20	4,000,000	4,000,000
Series 21	8,000,000	8,000,000
Series 22	4,000,000	4,000,000
Series 23	16,000,000	16,000,000
Series 24	16,000,000	16,000,000
Series 25	16,000,000	16,000,000
Series 26	10,000,000	—

Common shares	359,813,204	359,064,369

Stock options outstanding	20,612,669	19,942,954

(1)	The rights and privileges of Class A Preferred Shares Series 14-25 are described in Note 13 to the consolidated financial statements for the year ended October 31, 2002. Series 26 has the same rights and privileges as Series 24 and 25.

7. Restructuring

In the fourth quarter of 2002, a restructuring charge of $508 million was included in non-interest expenses in the consolidated statements of income.

Significant actions taken in the first six months of 2003 under this restructuring program include the following:

•	CIBC Retail Markets wound down the bizSmart operations, continued to reduce staff levels and reconfigure the branch network.
•	CIBC World Markets reduced staff levels in the U.S., Asian, European and commercial banking businesses.
•	Corporate and Other - operations and systems development support is in the process of being rationalized to align their cost structures with current market conditions in the businesses they support.

The U.S. electronic banking business divested certain operating units, has settled certain contracts, including contracts with the major U.S. banking alliances, and continued to reduce staff levels.

CIBC Second Quarter 2003	19

Approximately 350 positions were eliminated in the quarter and approximately 1,550 positions have been eliminated year-to-date. At program inception, planned employee reductions through restructuring were approximately 2,700 positions.

The actions under this restructuring program will be substantially completed by the fourth quarter of 2003.

The status of the restructuring provision is as follows:

RESTRUCTURING PROVISION
$ millions	For the three months ended April 30, 2003				For the six months ended April 30, 2003

	Termination benefits	Contract termination costs	Other	Total	Termination benefits	Contract termination costs	Other	Total

Balance at beginning of period	$ 128	$ 38	$ 57	$ 223	$ 194	$ 185	$ 73	$ 452
Cash payments	(28)	(13)	(9)	(50)	(94)	(160)	(25)	(279)

Balance at end of period	$ 100	$ 25	$ 48	$ 173	$ 100	$ 25	$ 48	$ 173

8. Events of September 11, 2001

CIBC’s New York operations located at One World Financial Center, in close proximity to the World Trade Center, were directly affected by the events of September 11, 2001. During the first quarter of 2003, CIBC decided to reconfigure its temporary midtown Manhattan premises in conjunction with the Oppenheimer sale, and recognized $40 million as part of the total contract termination costs as described in Note 2. Negotiations are continuing towards a final settlement of the insurance claims relating to the events of September 11, 2001. During the first quarter of 2003, a business interruption insurance claim was settled for $20 million, and was recorded in other non-interest income.

9. Earnings per share (EPS)

For the three months ended				For the six months ended

	2003	2003	2002	2003		2002
$ millions (except per share amounts)	Apr. 30	Jan. 31	Apr. 30(1)	Apr. 30		Apr. 30(1)

Basic EPS
Net income	$ 320	$ 445	$ 227	$ 765		$ 560
Preferred share dividends and premiums	(47)	(44)	(42)	(91)		(76)

Net income applicable to common shares	$ 273	$ 401	$ 185	$ 674		$ 484

Weighted-average common shares outstanding (thousands)	359,506	359,131	360,817	359,316		362,123

Per share	$ 0.76	$ 1.12	$ 0.51	$ 1.88		$ 1.34

Diluted EPS(2)

Net income applicable to common shares	$ 273	$ 401	$ 185	$ 674		$ 484

Weighted-average common shares outstanding (thousands)	359,506	359,131	360,817	359,316		362,123

Add: number of incremental shares (thousands)	1,924	1,275	3,503	1,593	(3)	3,579 (3)

Weighted-average diluted common shares outstanding (thousands)	361,430	360,406	364,320	360,909		365,702

Per share	$ 0.76	$ 1.11	$ 0.51	$ 1.87		$ 1.32

(1)	Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870 in 2002.
(2)	The computation of diluted EPS excludes average options outstanding of 3,921,058 with a weighted-average exercise price of $53.84; average options outstanding of 5,714,293 with a weighted-average exercise price of $51.46; and average options outstanding of 2,621,259 with a weighted-average exercise price of $55.10 for the three months ended April 30, 2003, January 31, 2003 and April 30, 2002, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. Also excluded from the computation are average options outstanding of 578,889 with a weighted-average exercise price of $37.60; average options outstanding of 578,889 with a weighted-average exercise price of $37.60; and average options outstanding of 597,111 with a weighted-average exercise price of $37.60 for the three months ended April 30, 2003, January 31, 2003 and April 30, 2002, respectively, as these options are performance based and the vesting criteria for these options had not been achieved.
(3)	The number of incremental shares is determined by computing a weighted average of the number of incremental shares included in each interim period.

10. Guarantees

During the quarter, CIBC adopted the requirements of the CICA AcG 14, “Disclosure of Guarantees,” which requires additional disclosure about a guarantor’s obligation under certain guarantees in the financial statements. AcG 14 defines a guarantee as a contract that contingently requires the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an

20	CIBC Second Quarter 2003

equity security of the guaranteed party, (b) failure of another party to perform under an obligating agreement or (c) failure of another third party to pay its indebtedness when due.

Significant guarantees issued by CIBC as defined by AcG 14 to third parties include the following:

Standby and performance letters of credit

Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the customer, and convey similar credit risk characteristics as loans. CIBC may collateralize standby and performance letters of credit by various forms including cash, securities and other assets pledged.

Credit enhancement provided to special purpose entities (SPEs)

Certain credit enhancement facilities require CIBC to guarantee the collection of the scheduled contractual cash flows from individual financial assets held by an SPE. Other credit enhancement features, including cash reserve accounts, cash collateral accounts and subordinated interests, are not considered guarantees as defined by AcG 14.

Securities lending indemnification

As part of CIBC’s custodial business, indemnifications may be provided to security lending customers to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities, and collateral held is insufficient to cover the fair value of those securities.

Market value guarantees

Market value guarantees are issued to offer protection to certain fund unitholders if the market value of the accumulated units at maturity is less than the protected value.

Derivative contracts

Derivative contracts include credit default options and written options on interest rate, foreign exchange, equity, commodity, and other which provide the holder the right to purchase or sell an underlying item for a pre-determined price. For accounting purposes, CIBC does not track whether it is likely that the counterparty owns the reference financial instrument. Accordingly, CIBC considers all credit default options and certain other types of written options that can potentially be utilized to protect against changes in an underlying, regardless of how those contracts are utilized by the counterparty, as guarantees under AcG 14. The total notional value of the derivative contracts that CIBC deems to be guarantees was $142,741 million at April 30, 2003. CIBC generally hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

Other indemnification agreements

In the ordinary course of operations, CIBC enters into contractual arrangements under which CIBC may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants or for claims or losses arising from certain external events as outlined within the particular contract, which may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, CIBC has entered into indemnification agreements with each of its directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred by those directors and officers as a result of their service to CIBC. In most indemnities maximum loss clauses are generally not provided for, and as a result no defined limit of the maximum potential liability exists. CIBC believes that the likelihood of the conditions arising to trigger obligations under these contract arrangements are remote and historically any payments made in respect of these contracts have not been significant. No amounts are reflected within the interim consolidated financial statements at April 30, 2003 related to these indemnifications, representations and warranties.

Summarized within the table below are guarantees issued and outstanding at April 30, 2003.

$ millions, as at April 30, 2003	Maximum potential future payment

Standby and performance letters of credit	$ 7,609
Credit enhancement facilities	2,038
Securities lent with indemnification	16,509
Market value guarantees	220
Derivative contracts	See narrative
Other indemnification agreements	See narrative

As many of these guarantees will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the contractual amounts are not indicative of future cash requirements or credit risk, and bear no relationship to CIBC’s expected losses from these arrangements. At April 30, 2003, CIBC had a liability of $4,396 million related to these guarantees recorded on its interim consolidated balance sheets and the total collateral available on these contracts was $22,660 million.

11. Segmented information

During the first quarter of 2003, CIBC realigned its management structure into three business lines, CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. CIBC has included the Amicus operations in Canada with CIBC Retail Markets-other and in view of the decision to close the U.S. electronic banking operations, these operations are now reported under Corporate and Other.

CIBC Second Quarter 2003	21

More specifically, during the first quarter of 2003, CIBC realigned the lending products business within CIBC Retail Markets by allocating all revenue, expenses (including loan losses) and balance sheet resources to customer segments included in the three business lines in an effort to better align customer segment revenue with their risk adjusted financial performance. Previously, lending products was a separately disclosed business.

Segmented financial information for periods prior to the first quarter of 2003 was reclassified to reflect these changes.

CIBC’s Manufacturer/Customer Segment/Distributor Management Model is used to measure and report the results of operations of the three business lines. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue and expenses relating to certain activities, such as the payments and lending products businesses, included in CIBC Retail Markets, are fully allocated to other business lines.

CIBC’s business lines are supported by four functional groups - Treasury, Balance Sheet and Risk Management; Administration; Technology and Operations; and Corporate Development. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes the U.S. electronic banking operations, Juniper Financial Corp. (previously included in CIBC World Markets until October 31, 2002), CIBC Mellon, debentures related to the Oppenheimer sale and other revenue, expense and balance sheet items not directly attributable to the business lines.

RESULTS BY BUSINESS LINE

$ millions, for the three months ended		CIBC Retail Markets	CIBC Wealth Management	CIBC World Markets	Corporate and Other	CIBC Total

Apr. 30, 2003	Net interest income	$ 967	$ 130	$ 209	$ 58	$ 1,364
	Non-interest income	388	343	558	81	1,370
	Intersegment revenue(1)	(152)	101	51	—	—

	Total revenue	1,203	574	818	139	2,734
	Provision for credit losses	135	4	106	3	248
	Non-interest expenses	859	471	567	148	2,045

	Income (loss) before taxes and
	non-controlling interests	209	99	145	(12)	441
	Income taxes	50	30	33	9	122
	Non-controlling interests	—	—	(3)	2	(1)

	Net income (loss)	$ 159	$ 69	$ 115	$ (23)	$ 320

	Average assets(2)	$142,772	$ 30,883	$109,977	$ 800	$284,432

Jan. 31, 2003	Net interest income	$ 970	$ 157	$ 248	$ 23	$ 1,398
	Non-interest income	392	478	716	95	1,681
	Intersegment revenue(1)	(158)	103	57	(2)	—

	Total revenue	1,204	738	1,021	116	3,079
	Provision for credit losses	138	3	192	6	339
	Non-interest expenses	708	546	657	182	2,093

	Income (loss) before taxes and
	non-controlling interests	358	189	172	(72)	647
	Income taxes	105	68	42	(15)	200
	Non-controlling interests	—	—	1	1	2

	Net income (loss)	$ 253	$ 121	$ 129	$ (58)	$ 445

	Average assets(2)	$ 144,803	$ 33,189	$ 110,668	$ 1,016	$ 289,676

Apr. 30, 2002	Net interest income	$ 954	$ 158	$ 165	$ 38	$ 1,315
	Non-interest income	351	508	743	52	1,654
	Intersegment revenue(1)	(151)	99	54	(2)	—

	Total revenue	1,154	765	962	88	2,969
	Provision for credit losses	102	3	283	2	390
	Non-interest expenses	737	714	699	163	2,313

	Income (loss) before taxes and
	non-controlling interests	315	48	(20)	(77)	266
	Income taxes	90	11	(74)	5	32
	Non-controlling interests	7	-	(3)	3	7

	Net income (loss)	$ 218	$ 37	$ 57	$ (85)	$ 227

	Average assets(2)	$ 137,131	$ 33,901	$ 116,975	$ 1,526	$ 289,533

22	CIBC Second Quarter 2003

RESULTS BY BUSINESS LINE

$ millions, for the six months ended		CIBC Retail Markets	CIBC Wealth Management	CIBC World Markets	Corporate and Other	CIBC Total

Apr. 30, 2003	Net interest income	$ 1,937	$ 287	$ 457	$ 81	$ 2,762
	Non-interest income	780	821	1,274	176	3,051
	Intersegment revenue(1)	(310)	204	108	(2)	—

	Total revenue	2,407	1,312	1,839	255	5,813
	Provision for credit losses	273	7	298	9	587
	Non-interest expenses	1,567	1,017	1,224	330	4,138

	Income (loss) before taxes and
	non-controlling interests	567	288	317	(84)	1,088
	Income taxes	155	98	75	(6)	322
	Non-controlling interests	—	—	(2)	3	1

	Net income (loss)	$ 412	$ 190	$ 244	$ (81)	$ 765

	Average assets(2)	$ 143,803	$ 32,058	$ 110,326	$ 910	$ 287,097

Apr. 30, 2002	Net interest income	$ 1,986	$ 324	$ 351	$ 98	$ 2,759
	Non-interest income	687	934	1,655	(19)	3,257
	Intersegment revenue(1)	(308)	206	104	(2)	—

	Total revenue	2,365	1,464	2,110	77	6,016
	Provision for credit losses	243	6	676	5	930
	Non-interest expenses	1,459	1,318	1,359	338	4,474

	Income (loss) before taxes and
	non-controlling interests	663	140	75	(266)	612
	Income taxes	198	39	(113)	(79)	45
	Non-controlling interests	12	—	(11)	6	7

	Net income (loss)	$ 453	$ 101	$ 199	$ (193)	$ 560

	Average assets(2)	$ 141,180	$ 31,489	$ 115,128	$ 581	$ 288,378

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(2)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by CIBC’s management. Beginning November 1, 2002, average assets of the U.S. electronic banking operations, Juniper Financial Corp., CIBC Mellon, debentures relating to the Oppenheimer sale and other average assets not directly attributable to specific business lines are not allocated to the business lines.

12. Future accounting changes

Variable interest entities (VIEs)

In January 2003, the Financial Accounting Standards Board (FASB) in the U.S. issued Interpretation (FIN) 46, “Consolidation of Variable Interest Entities.” FIN 46 provides a framework for identifying VIEs and requires a company to consolidate a VIE if that company absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both. FIN 46 is effective for any new entities that are created subsequent to January 31, 2003. For entities that were originated prior to February 1, 2003, the provisions of FIN 46 are effective for interim or annual periods beginning on or after June 15, 2003.

In April 2003, the CICA announced that a new Accounting Guideline harmonized with FIN 46 had been approved by the Accounting Standards Board, subject to written ballot. The Guideline is expected to be issued in June 2003 and be effective for interim or annual periods beginning after January 1, 2004.

CIBC is currently evaluating the impact of applying FIN 46 to existing VIEs and has not yet completed its analysis. The following summarizes CIBC’s involvement in different types of VIEs and the preliminary evaluation of the impact of FIN 46.

Single-seller conduits

CIBC securitizes its own assets and also acts as administrator or financial advisor of single-seller conduits that purchase clients’ financial assets. Based on the preliminary assessment, it is reasonably possible that CIBC will need to consolidate single-seller conduits with incremental assets of approximately $1.8 billion.

Multi-seller conduits

CIBC is a party to, and acts as the administrator of, numerous multi-seller conduits. These conduits provide clients access to liquidity in the commercial paper markets by allowing them to sell assets to the conduits, which then issue commercial paper to investors to fund the purchases. The sellers continue to service the transferred assets and absorb the first losses of the conduits. CIBC provides liquidity backstop lines of credit to the conduits and may provide credit enhancement in the form of letters of credit and other guarantees.

CIBC is assessing restructuring alternatives associated with these multi-seller conduits. Unless restructuring is successful, based on the preliminary assessment, it is reasonably possible that CIBC will need to consolidate multi-seller conduits with assets of approximately $29.7 billion.

CIBC Second Quarter 2003	23

Other VIEs

CIBC is also involved with other entities, such as investment vehicles and venture capital entities that could be deemed VIEs, and therefore would be subject to FIN 46. Management’s assessment of these other entities is ongoing.

13. Prior period information

Certain prior period amounts have been reclassified to conform to the presentation in the current period.

24	CIBC Second Quarter 2003

ANNUAL MEETING OF SHAREHOLDERS

At the Annual Meeting held on February 27, 2003, common shareholders voted on a number of proposals submitted by management and shareholders. The full text of these proposals is included in the Management Proxy Circular dated January 9, 2003, which was mailed to shareholders and which is posted on CIBC’s website. The results of the voting were as follows:

	FOR	AGAINST	WITHHELD

Management Proposals:

Appointment of Auditor	99.4%		0.6%

Election of Directors	*

Shareholder Proposals:

Separating the positions of Chairman and CEO	46.67%	53.33%

Phasing out stock options	11.66%	88.34%

Executive compensation policies to include penalties as well as incentives	7.62%	92.38%

Setting a reasonable threshold for nomination of Directors	6.80%	93.20%

Abolishing the stock option plan for compensating executives and directors	12.59%	87.41%

Chairman of the board of directors and all board committee chairmen to give a verbal report at the annual meeting and reply to questions from shareholders	29.21%	70.79%

CEO and CFO to personally certify the information provided in the financial statements issued from time to time accurately reflects the company’s financial position and operations in every particular	35.94%	64.06%

Corporation no longer extending personal loans to directors and executives, except in the normal course of business and at regular interest rates	16.55%	83.45%

Board of directors to strike an ethics committee responsible for ensuring that the company employs all necessary means to promote a corporate culture based on the highest ethical standards	10.37%	89.63%

Board of directors adopting an auditor independence policy	14.73%	85.27%

*	The twenty (20) nominees listed in the Management Proxy Circular were elected as directors of CIBC for the ensuing year or until their successors are elected or appointed. On average, fewer than 5% of shareholders instructed their proxyholders to withhold from voting for the proposed directors.

CIBC Second Quarter 2003	25

TO REACH US:

Corporate Secretary: Shareholders may call (416) 980-3096, fax (416) 980-7012, or e-mail: paul.fisher@cibc.com.

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call (416) 980-8306, fax (416) 980-5028, or e-mail: alison.rampersad@cibc.com.

Corporate Communications: Financial, business and trade media may call (416) 980-4523, fax (416) 363-5347, or e-mail: emily.pang@cibc.com.

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.

Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at the Investor Relations area of the CIBC website at www.cibc.com.

Earnings Conference Call: CIBC’s second quarter results conference call with analysts and investors will take place on Wednesday, May 21, 2003 at 2:00 p.m. (EDT). The call will be available in English (416-641-6654 in Toronto, or toll-free 1-800-404-8949 throughout the rest of North America) and French (1-800-259-0960).

A telephone replay of the conference call will be available in English and French from approximately 4:30 p.m. (EDT) on May 21, 2003 until midnight June 4, 2003. To access the replay in English, call 1-800-558-5253, reservation #21143834. To access the call in French, call 1-800-997-6910, reservation #21144783.

Webcast: A live webcast of CIBC’s second quarter results conference call will take place on Wednesday, May 21, 2003 at 2:00 p.m. (EDT) in English and French. To access the webcast, visit the Investor Relations area of CIBC’s website at www.cibc.com. An archived version of the webcast will also be available in English and French following the call on www.cibc.com.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com.

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact the Corporate Secretary at (416) 980-3096, or fax (416) 980-7012.

PRICE OF COMMON SHARES PURCHASED UNDER THE SHAREHOLDER INVESTMENT PLAN

Dates purchased	Share purchase option	Dividend reinvestment & stock dividend options

Feb. 3/03	$43.53
Mar. 3/03	$47.10
Apr. 1/03	$47.58
Apr. 28/03		$48.56

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